SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 11)

SUN BANCORP, INC.

(Name of Issuer)

Common Stock $1.00 Par Value Per Share

(Title of Class of Securities)

86663B 10 2

(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 86663B 10 2	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bernard A. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,758,324 Shares
	6	SHARED VOTING POWER 2,678,543 Shares
	7	SOLE DISPOSITIVE POWER 2,440,722 Shares
	8	SHARED DISPOSITIVE POWER 2,678,543 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,119,265 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.64%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86663B 10 2	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shirley G. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 534,010 Shares
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 534,010 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,010 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.43%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86663B 10 2	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) # 21-0608702 Vineland Construction Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,304,917 Shares
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 1,304,917 Shares
	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,917 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86663B 10 2	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) # 22-6083927 THE BROWN FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 631,536 Shares
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 631,536 Shares
	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,536 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.88%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86663B 10 2	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SGBROWN 2007 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 104,040 Shares
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 104,040 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,040 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.47%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86663B 10 2	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BBROWN 2007 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 104,040 Shares
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 104,040 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,040 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.47%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86663B 10 2	13G	Page 8 of 12 Pages

Item 1(a). Name of Issuer:

Sun Bancorp, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

226 Landis Avenue, Vineland, New Jersey 08360

Item 2(a). Name of Person Filing:

Bernard A. Brown, Shirley G. Brown and Vineland Construction Company. Bernard and Shirley Brown are husband and wife, and each own 50 percent of Vineland Construction Company. The Brown Foundation is a private tax-exempt entity of which Mr. Brown is a Trustee and Fund Manager. The BBrown 2007 GRAT and the SGBrown 2007 GRAT are grantor retained annuity trusts.

Item 2(b). Address of Principal Business Office or, if None, Residence:

71 West Park Avenue, Vineland, New Jersey 08360

Item 2(c). Citizenship:

Mr. and Mrs. Brown are citizens of the United States. Vineland Construction Company is a New Jersey corporation. The Brown Foundation is a private, tax-exempt foundation registered in New Jersey. The BBrown 2007 GRAT and the SGBrown 2007 GRAT are grantor retained annuity trusts located in New Jersey.

Item 2(d). Title of Class of Securities:

Common Stock, $1.00 par value per share.

Item 2(e). CUSIP Number:

86663B 10 2

Item 3.

Not Applicable.

CUSIP No. 86663B 10 2	13G	Page 9 of 12 Pages

Item 4. Ownership:

The following information relates to the reporting persons’ ownership as of December 31, 2008.

☐	Amount beneficially owned:

Mr. Brown

5,119,265 shares (1)

Mrs. Brown

534,010 shares

Vineland Construction Company

1,304,917 shares

The Brown Foundation

631,536 shares

SGBrown 2007 GRAT

104,040 shares

BBrown 2007 GRAT

104,040 shares

(b)	Percent of Class:

Mr. Brown

22.64%

CUSIP No. 86663B 10 2	13G	Page 10 of 12 Pages

Mrs. Brown

2.43%

Vineland Construction Company

5.95%

The Brown Foundation

2.88%

SGBrown 2007 GRAT

0.47%

BBrown 2007 GRAT

0.47%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Brown

1,758,324 shares

Vineland Construction Company

1,304,917 shares

The Brown Foundation

631,536 shares

(ii)	Shared power to vote or to direct the vote

Mr. Brown

2,678,543 shares (2)

Mrs. Brown

534,010 shares

CUSIP No. 86663B 10 2	13G	Page 11 of 12 Pages

SGBrown 2007 GRAT

104,040 shares

BBrown 2007 GRAT

104,040 shares

(iii)	Sole power to dispose or to direct the disposition of

Mr. Brown

2,440,722 shares (3)

The Brown Foundation

631,536 shares

Vineland Construction Company

1,304,917 shares

(iv)	Shared power to dispose or to direct the disposition of

Mr. Brown

2,678,543 shares (2)

Mrs. Brown

534,010 shares

SGBrown 2007 GRAT

104,040 shares

BBrown 2007 GRAT

104,040 shares

(1)	Includes shares held by Bernard A Brown, Shirley G. Brown, Vineland Construction Company, The Brown Foundation, SGBrown 2007 GRAT and BBrown 2007 GRAT.
(2)	Includes shares held by Shirley G. Brown, Vineland Construction Company, The Brown Foundation, SGBrown 2007 GRAT and BBrown 2007 GRAT.
(3)	Includes shares held by Bernard Brown and 682,398 shares underlying options which are exercisable within 60 days of December 31, 2008.

CUSIP No. 86663B 10 2	13G	Page 12 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

Not Applicable.

Exhibits

99.1	Joint Filing Agreement*
*	Incorporated by reference to identically numbered exhibit to the Schedule 13G filed by the parties on February 13, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	February 10, 2009	/s/Bernard A. Brown
Bernard A. Brown